# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Silver Point Specialty Lending Fund, CIK 0001646614
CUSIP: 000000000
Title of class of securities: Common Shares of Beneficial Interest, par value $0.001 per share
Address of issuer's principal executive offices: Two Greenwich Plaza, Suite 1, Greenwich, Connecticut (CT), 06830
Date of event which requires filing of this statement: 04/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001104659-23-018078
Filed by CIK 0001659851

## Reporting persons
- Cliffwater LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,233,411; sole dispositive power 0; shared dispositive power 11,166,103.3; aggregate amount beneficially owned 11,166,103.3 (30.3% of the class)
  Comment: 1 One of the Reporting Persons has waived voting rights above 4.99%.
- Cliffwater Enhanced Lending Fund: type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,845,372.6; sole dispositive power 0; shared dispositive power 8,778,090; aggregate amount beneficially owned 8,778,090 (23.8% of the class)
  Comment: This Reporting Persons has waived voting rights above 4.99%.
- Stephen Nesbitt: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,233,411; sole dispositive power 0; shared dispositive power 11,166,103.3; aggregate amount beneficially owned 11,166,103.3 (30.3% of the class)

## Item 1. Issuer
Name of issuer: Silver Point Specialty Lending Fund
Address of issuer's principal executive offices: Two Greenwich Plaza Suite 1 Greenwich, Connecticut, 06830

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed on behalf of the following:

(i) Cliffwater Enhanced Lending Fund, a Delaware statutory trust (the "Fund");
(ii) Cliffwater LLC, a Delaware limited liability company (the "Adviser") and
(iii) Stephen Nesbitt ("Mr. Nesbitt"), a U.S. citizen.

The Fund, the Adviser and Mr. Nesbitt are collectively referred to as the "Reporting Persons." The Fund is the direct holder of 8,778,090 shares of the Issuer. The Adviser is the investment adviser of the Fund. Mr. Nesbitt is the Chief Executive Officer of the Adviser. The Adviser, in its capacity as investment adviser to its various clients, may also be deemed to be the beneficial owner of 2,388,013.5 shares owned by such clients, as in its capacity as investment adviser it has the power to dispose, direct the disposition of, and vote the shares of the issuer owned by its clients.
Address of principal business office or, if none, residence: c/o UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, WI 53212
Citizenship: See Item 2(a)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV), investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 11,166,103.3 (8,778,090 for Cliffwater Enhanced Lending Fund)
Percent of class: 30.3% (23.8% for Cliffwater Enhanced Lending Fund) (Based on 36,907,451 shares outstanding as of April 20, 2025 based on information provided by the Issuer.)
Sole power to vote or to direct the vote: N/A
Shared power to vote or to direct the vote: 4,233,411 (Cliffwater Enhanced Lending Fund has waived voting rights above 4.99%.)
Sole power to dispose or to direct the disposition: N/A
Shared power to dispose or to direct the disposition: 11,166,103.3

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Cliffwater LLC, a registered investment adviser

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Cliffwater LLC: /s/ Stephen Nesbitt, Stephen Nesbitt/Chief Executive Officer (06/06/2025)
- Cliffwater Enhanced Lending Fund: /s/ Stephen Nesbitt, Stephen Nesbitt/Chief Executive Officer (06/06/2025)
- Stephen Nesbitt: /s/ Stephen Nesbitt, Stephen Nesbitt (06/06/2025)